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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               EOG RESOURCES, INC.
                            (Name of Subject Company)

                               EOG RESOURCES, INC.
                         (Name of Filing Person--Issuer)

         7.195% Fixed Rate Cumulative Perpetual Senior Preferred Stock,
                       Series B, par value $.01 per share
                         (Title of Class of Securities)

                                   26875P 40 8
                      (CUSIP Number of Class of Securities)

                               Barry Hunsaker, Jr.
                    Senior Vice President and General Counsel
                               EOG Resources, Inc.
                           333 Clay Street, Suite 4200
                            Houston, Texas 77002-7361
                                 (731) 651-7000
           (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Offeror)

                                   Copies to:
                                Arthur H. Rogers
                           Fulbright & Jaworski L.L.P.
                                 Fulbright Tower
                        1301 McKinney Street, Suite 5100
                            Houston, Texas 77010-3095
                                 (713) 651-5151

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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INTRODUCTION

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed by EOG Resources, Inc., a Delaware corporation ("EOG"), with the Securities and Exchange Commission on October 11, 2006 (the "Schedule TO"), and relates to the offer by EOG to purchase for cash any and all of the outstanding shares of its 7.195% Fixed Rate Cumulative Perpetual Senior Preferred Stock, Series B (the "Shares"), at a purchase price of $1,074.01 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased, subject to the terms and conditions set forth in the Offer to Purchase dated October 11, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal, previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (collectively, the "Offer"). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

         The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1, 2, 4-9 AND 11

         The Offer expired at 9:00 a.m., New York City time, on November 8, 2006 (the "Expiration Date"). A total of 46,740 Shares were validly tendered and not withdrawn, representing 46.74% of the outstanding Shares. On November 10, 2006, EOG accepted for payment all of the Shares validly tendered and not withdrawn prior to the Expiration Date, at a purchase price of $1,074.01 per share plus accrued and unpaid dividends up to, but not including, the payment date, for a total purchase price of $50,712,900.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

                                                EOG RESOURCES, INC.

                                                By: /s/ Helen Lim
                                                    ----------------------------
                                                    Helen Lim
                                                    Vice President and Treasurer

Dated: November 10, 2006

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                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
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(a)(1)(A)      Offer to Purchase dated October 11, 2006.*

(a)(1)(B)      Letter of Transmittal.*

(a)(1)(C)      Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto).*

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(G)      Press release of EOG, dated October 11, 2006.*

(a)(2)         None.

(a)(3)         None.

(a)(4)         None.

(a)(5)         None

(b)            None.

(d)            None.

(g)            None.

(h)            None.

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*  Previously filed.